Exhibit 99.2

INVESTOR CONTACTS:
Elan Chris Burns 800-252-3526 353-1-709-4444	Wyeth Justin Victoria 973-660-5340

MEDIA CONTACTS:
Elan Jonathan Birt 212-850-5664 Elizabeth Headon 353-1-498-0300	Wyeth Douglas Petkus 973-660-5218 Michael Lampe 484-865-1346

Elan and Wyeth Dose First Patient in North America in Phase 3 Program
for Bapineuzumab (AAB-001) in Alzheimer’s Disease

Dublin, Ireland and Collegeville, Pa. – December 21, 2007 – Elan Corporation, plc (NYSE: ELN) and Wyeth Pharmaceuticals, a division of Wyeth (NYSE: WYE), announced today that the first patient in North America (NA) has been dosed as part of a global Phase 3 clinical program for bapineuzumab (AAB-001) in patients with mild to moderate Alzheimer’s disease.  The Phase 3 clinical program for bapineuzumab is intended to provide safety and efficacy data to support the filing and approval of licensing applications for bapineuzumab as a potential treatment for patients with mild to moderate Alzheimer’s disease.

The Phase 3 clinical program for bapineuzumab is the first known late-stage investigation to date of an antibody to potentially treat Alzheimer’s disease. It will include four randomized, double-blind, placebo-controlled studies in approximately 4,000 total patients with mild to moderate Alzheimer’s disease.  More than 350 sites worldwide are expected to participate in the program. Patients are planned to be distributed equally between NA and the rest of the world (ROW).  The NA studies now are under way.  The ROW studies are expected to begin enrolling patients in early 2008.

Each of the four studies will have co-primary efficacy endpoints — one cognitive and one functional — and patients are planned to participate for 18 months and will be evaluated using several methods, including neuropsychiatric scales and imaging and biomarker analysis.

To learn more about enrollment, patients or caregivers should contact clinical sites participating in the study directly.  Participating sites in North America can be found by calling (888) 818-MEMORY.  As sites become active, their details also can be found by visiting www.clinicaltrials.gov.

About Bapineuzumab
Bapineuzumab (AAB-001) is a humanized monoclonal antibody that received fast track designation from the U.S. Food and Drug Administration (FDA) for the potential treatment of mild to moderate Alzheimer’s disease.  Fast track designation facilitates development and may expedite regulatory review of drugs that the FDA recognizes as potentially addressing an unmet medical need for serious or life-threatening conditions.

There are two ongoing Phase 2 studies with bapineuzumab.  No conclusion about the Phase 2 studies can be drawn until the studies have been completed and the final data are analyzed and released beginning around mid-2008.

About Alzheimer’s Disease
Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities.  As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations.  It currently is estimated that more than 5 million Americans have Alzheimer’s disease, and more than 24 million people worldwide age 60 and older have some form of dementia.

About the Elan and Wyeth Collaboration
The Elan and Wyeth Alzheimer’s Immunotherapy Program (AIP) includes investigational clinical programs for bapineuzumab (AAB-001), bapineuzumab SubQ, ACC-001 and AAB-002.  AIP is a 50:50 collaboration to research, develop and commercialize an immunotherapeutic approach that may be used for the treatment of mild to moderate Alzheimer’s disease and possibly to prevent the onset of the disease.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

About Wyeth
Wyeth Pharmaceuticals, a division of Wyeth, has leading products in the areas of women’s health care, infectious disease, gastrointestinal health, central nervous system, inflammation, transplantation, hemophilia, oncology, vaccines and nutritional products.

Wyeth is one of the world’s largest research-driven pharmaceutical and health care products companies.  It is a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, vaccines, biotechnology products and non-prescription medicines that improve the quality of life for people worldwide.  The Company’s major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare and Fort Dodge Animal Health.  For additional information about the Company, please visit http://www.wyeth.com.

Safe Harbor/Forward-Looking Statements
The statements in this press release that are not historical facts are forward-looking statements based on current expectations of future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include the inherent uncertainty of the timing and success of, and expense associated with, research, development, regulatory approval and commercialization of our products, including with respect to our pipeline products (including AAB-001); that there can be no assurance that the Phase II and III clinical trials for AAB-001 will be successful or that AAB-001 will ever be successfully commercialized; government cost-containment initiatives; restrictions on third-party payments for our products; substantial competition in our industry, including from branded and generic products; data generated on our products; the importance of strong performance from our principal products and our anticipated new product introductions; the highly regulated nature of our business; product liability, intellectual property and other litigation risks and environmental liabilities; uncertainty regarding our intellectual property rights and those of others; difficulties associated with, and regulatory compliance with respect to, manufacturing of our products; risks associated with our strategic relationships; economic conditions including interest and currency exchange rate fluctuations; changes in generally accepted accounting principles; trade buying patterns; the impact of legislation and regulatory compliance; risks and uncertainties associated with global operations and sales; and other risks and uncertainties, including those detailed from time to time in our periodic reports filed with the Securities and Exchange Commission, including Wyeth’s current reports on Form 8-K, quarterly reports on Form 10-Q and annual report on Form 10-K, particularly the discussion under the caption “Item 1A, Risk Factors” and Elan’s Reports of Foreign Issuer on Form 6-K and Annual Report on Form 20-F. The forward-looking statements in this press release are qualified by these risk factors.  We assume no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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